December 22, 2014

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sagent Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 7, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

File No. 001-35144

Dear Mr. Rosenberg:

We are in receipt of the letter from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Jonathon M. Singer, Executive Vice President and Chief Financial Officer of Sagent Pharmaceuticals, Inc. (the “Company”), dated December 18, 2014, regarding the above-referenced filings. Per our email correspondence on December 22, 2014, we intend to submit our response letter no later than January 19, 2015.

Please contact me at (847) 908-1605 if you have any questions or need further information.

Sincerely,

/s/ Jonathon M. Singer
Jonathon M. Singer
Executive Vice President and Chief Financial Officer